11022672

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67284

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Private Placement Insurance Products, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1401 32nd Street South
(No. and Street)

Fargo (City) | North Dakota (State) | 58103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Schoen | (203)829-5859 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) | Northridge (City) | California (State) | 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kimberly A. Pack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Private Placement Insurance Products, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

Co-Chief Compliance Officer
Title

[signature]
Notary Public

PATRICK AMBERSON
Notary Public
State of North Dakota
My Commission Expires May 27, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Private Placement Insurance Products, LLC

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e)(4)

For the Year Ended December 31, 2010

REVIEW REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Directors of Private Placement Insurance Products, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Commission, we have performed the following procedure with respect to the Certification of Exclusion from Membership (Form SIPC-3) of Private Placement Insurance Products, LLC for the year ended December 31, 2010. The procedure we performed is as follows:

> We compared the income reported on the audited Form X-17A-5 for the year ended December 31,2010, to ascertain that the Certification of Exclusion from Membership (Form SIPC-3) was consistent with the income reported.

Because the above procedure does not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the above procedure. In connection with the procedure referred to above, no matters came to our attention that caused us to believe that the income reported on the audited Form X-17A-5 for the year ended was not consistent with the income reported on the Form SIPC-3 referred to above. Our procedure was performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. This report relates solely to the procedure referred to above and does not extend to any financial statements of Private Placement Insurance Products, LLC taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
August 1, 2011

PRIVATE PLACEMENT INSURANCE PRODUCTS, LLC
MBSA RECEIVABLE
DECEMBER 31, 2010

Hartford Commission VG149	$4,245.95
Hartford Commission VG153	$8,191.78
Citigroup Global Makets Commission	$33,724.00
ING Commission (No statement received)	$1,017.19
Prudential Commission G-880 G-1008	$17,594.26
Hartford Commission November	$18,892.74
Hartford Commission December	$17,586.15
Expense Sharing Reimbursement	$13,987.26
Total	$115,239.33

Compensation Statement
Compensation - Through November 24, 2010
Payee: MB Schoen & Associates, Inc.

Broker Dealer
MB Schoen & Associates, Inc (paid affiliate of Private Placement Insurance Products) 1401 32 Street South Fargo, ND 58103

Registered Representatives
Matt Schoen Broker Number: 40013

Case/Policy Number	Date	Type	Premium/Investment Value	Annualized Rate	Monthly Rate	Compensation Amount
VG149	11/24/2010	Asset Based Sales Compensation	$254,757,058.18	0.020%	0.002%	$4,245.95

Total Compensation	$4,245.95

THE HARTFORD

Compensation Statement
For Compensation on November 28, 2010
Payee: MB Schoen & Associates, Inc.

Broker Dealer
MB Schoen & Associates, Inc. (paid affiliate of Private Placement Insurance Products) 1401 32 Street South Fargo, ND 58103

Registered Representatives
Matt Schoen Broker number: 40013

Case/Policy Number	Date	Type	Premium/ Investment Value	Annualized Rate*	Monthly Rate	Compensation
VG153	11/28/2010	Asset Based Sales Comp.	$245,753,309.46	0.0400%	0.0033%	$8,191.78

Total Compensation	$8,191.78

Payment Section	
Total Compensation	$8,191.78
Adjustment to Prior Compensation Payment	$0.00
Payment	$8,191.78

*Please note that the annualized rate has been updated from .06% to .04% to reflect changes in contract.

THE HARTFORD

MB

Invoice No. 45000-21-00-00-20101216

BILL TO: **Citigroup Global Markets Inc.**
Treasury Department
Citigroup Center
153 East 53rd Street - 6th Floor
New York, NY 10022
Attention: Patricia Douglas

Prepared: **12/16/2010**

For The Period Beginning: 10/01/2010
For The Period Ending: 12/31/2010

Fees payable pursuant to the Master Professional Services Agreement between MB Schoen & Associates, Inc. (Consultant) and Citigroup Global Markets Inc. (Client) with a commencement date of January 28. 2007.

Project Fees:

Ongoing Quarterly Fee:	**33,724.00**

TOTAL AMOUNT PAYABLE:	**$33,724.00**

Make Payable To: **MB Schoen & Associates, Inc.**
428 Bryant Circle, Suite 239
Ojai, CA 93023

TAX ID: 06-1441777

Prudential

Summary Compensation Statement:

Broker:
Private Placement Insurance Products, LLC
Attn: Matthew Schoen
428 Bryant Circle, Suite 239
Ojai, California 93023

Prudential Broker-Dealer:
Prudential Investment Management Services LLC (PIMS)
Three Gateway Center, 14th Floor
Newark, NJ 07102-4077
Phone: (973) 802-8624

Current Month Compensation	**Total Compensation**
Total Gross Payable Or Debt	**$17,594.26*** Private Placement Insurance Products, LLC
Total Net Payable	**$17,594.26***
Producer	

ACH Process Date: 1.11.2011

***ACH payments "may" take up to 7 days to appear in your account**

Client/Client Account	Market Value 12.31.2010	Compensation Calc BP (=basis points (bp)*Mkt Value/12	Compensation Due
Chase Bank / G-880	$837,195,185.31	.0002 (2 basis points)	$13,953.25
Chase Bank / G- 1008	$218,460,300.71	.0002 (2 basis points)	$3,641.01
TOTAL			**= $17,594.26**

*Note due to system calculations there may be minimal upward or downward rounding differences.

Prudential Contact for this wire:
Raia Spears
Phone ....(973) 548-5829
Fax ....(973) 548-5844
E-Mail.........................jarraia.spears@Prudential.com

Hartford Life Private Placement
Compensation Statement For Private Placement Insurance Products, LLC
Paid Affiliate: MB Schoen and Associates, Inc.
(Rep: Matthew B. Schoen)

NAR Compensation
For Period: November 2010

Case Name	Case #	Amount
JP MORGAN	VG001	$9,286.14
JP MORGAN	VG004	$473.50
JP MORGAN	VG009	$10,670.77
JP MORGAN (1035 Exchange)	VG013	$1,519.84
Total NAR Compensation		$21,950.25
Total due [@ 80%] MB Schoen & Associates, Inc.		$17,560.20

Sales Compensation
For Period: November 2010

Fund Name	Case #	Amount
Treesdale Fixed Income	VG022	$1,332.54
Alstra Absolute Return Strategies	VG121	$0.00
Total Sales Compensation		$1,332.54

Total due to MB Schoen and Associates, Inc.	**$18,892.74**

Hartford Life Private Placement
Compensation Statement For Private Placement Insurance Products, LLC
Paid Affiliate: MB Schoen and Associates, Inc.
(Rep: Matthew B. Schoen)

NAR Compensation
For Period: December 2010

Case Name	**Case #**	**Amount**
JP MORGAN	VG001	$9,302.81
JP MORGAN	VG004	$478.90
JP MORGAN	VG009	$10,673.13
JP MORGAN (1035 Exchange)	VG013	$1,527.85

Total NAR Compensation	$21,982.69
Total due [@ 80%] MB Schoen & Associates, Inc.	$17,586.15

Sales Compensation
For Period: December 2010

Fund Name	**Case #**	**Amount**
Treesdale Fixed Income	VG022	$0.00
Alstra Absolute Return Strategies	VG121	$0.00

Total Sales Compensation	$0.00

Total due to MB Schoen and Associates, Inc.	**$17,586.15**